UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 1, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED eREIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-2015448
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

A93 Controlled Subsidiary – Capitol Heights, MD

On June 1, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, A93 (the “A93 Controlled Subsidiary”), for an initial purchase price of approximately $7,758,000, which is the initial stated value of our equity interest in the A93 Controlled Subsidiary (the “A93 Investment”). The A93 Controlled Subsidiary used the proceeds to close on the acquisition of an industrial building containing approximately 20,000 square feet of net rentable area on an approximately 5.16-acre site located at 9300 Alaking Court, Capitol Heights, MD 20743 (the “A93 Property”). The closing of both the A93 Investment and the A93 Property occurred concurrently.

The A93 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the A93 Investment (the “A93 Operative Agreements”), we have full authority for the management of the A93 Controlled Subsidiary, including the A93 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the A93 purchase price, paid directly by the A93 Controlled Subsidiary. The A93 Property purchase price includes the acquisition fee of approximately $75,000.

The A93 Property was delivered in 2019 and was 100% leased to PepsiCo at acquisition; therefore we have not budgeted any material improvements or lease-up costs. No financing was used for the acquisition of the A93 Property; however, financing may be pursued at a later date.

The A93 Property is located on approximately 5.16 acres of improved land in the 20743 zip code of Capitol Heights, MD, in Prince George’s County. Prince George’s County is the second largest county within Maryland and a core part of the Washington, D.C. metropolitan area. The A93 Property is approximately 17 miles from central Washington, D.C., 4 miles from a Washington Metro line, and 0.5 miles from nearby retail and dining options. The A93 Property is located directly within the I-495 Beltway, allowing for convenient access across the metropolitan area.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
A93	7.4% - 12.1%	2.5%	5.25%	5 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Balanced eREIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED eREIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:  June 5, 2020